May 26, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Jay Mumford

Re:	Corindus Vascular Robotics, Inc.
Registration Statement on Form S-1
File No. 333-204037

Acceleration Request

                        Requested Date:                May 28, 2015

                        Requested Time:                4:00 p.m., Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters, hereby join Corindus Vascular Robotics, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-204037) (the “Registration Statement”) to become effective on Thursday, May 28, 2015, at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 2,500 copies of the Preliminary Prospectus dated May 26, 2015, through the date hereof, to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours, COWEN AND COMPANY, LLC

By:	/s/ Chris Swindle
Name: Chris Swindle Title: Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Nicholas Oust
Name: Nicholas Oust Title: Managing Director

cc:	David Hander, Corindus Vascular Robotics, Inc.

Michael Maline, Goodwin Procter LLP

Mark J. Mihanovic, McDermott Will & Emery LLP

Richard B. Smith, McDermott Will & Emery LLP